UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 55754/May 14, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12621

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In the Matter of   :
                                                         :
MAREX.COM, INC., n/k/a MAREX, INC.,   :   ORDER MAKING
MODERN COMPUTER SYSTEMS, INC.,   :   FINDINGS AND
PANTHER TELECOMMUNICATIONS CORP.,   :   REVOKING
ROYAL CASKET DISTRIBUTION CORP.,   :   REGISTRATIONS
SCHOOLWURKS, INC.,   :   BY DEFAULT
SKYWAY COMMUNICATIONS HOLDING CORP.,   :
and SOUTH BEACH CONCEPTS, INC., n/k/a   :
GLOBAL FRANCHISE CONCEPTS, INC.   :

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SUMMARY

This Order revokes the registrations of Respondents Marex.com, Inc., n/k/a Marex, Inc. ("MARX"),[1] Modern Computer Systems, Inc. ("Modern Computer"), Panther Telecommunications Corp. ("Panther"), Royal Casket Distribution Corp. ("Royal Casket"), Schoolwurks, Inc. ("Schoolwurks"), and South Beach Concepts, Inc., n/k/a Global Franchise Concepts, Inc. ("South Beach") (collectively, "Respondents").[2] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on April 24, 2007, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for four or more years. All

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[1] The short form of this issuer's name is also its stock symbol.

[2] The proceeding is stayed as to the seventh captioned Respondent, SkyWay Communications Holding Corp., pursuant to 17 C.F.R. § 201.161(c)(2).

Respondents were served with the OIP by April 28, 2007, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[3] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).[4] Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

MARX (CIK No. 1034867)[5] is a dissolved Florida corporation located in Miami, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1998. MARX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the quarter ended September 30, 2002. That Form 10-Q reported no revenues and a net loss of $495,463 for that quarter. MARX stock is quoted on the Pink Sheets.[6]

Modern Computer (CIK No. 1119317) is a dissolved Florida corporation located in Palm Beach, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 2000. Modern Computer is delinquent in its periodic filings with the Commission, having not filed any periodic reports since its July 13, 2000, registration statement, which reported total assets of $243, total liabilities of $30,400, and a net loss of $124,095. Although Modern Computer's name is recorded in the EDGAR database as simply "Modern Computer," its true corporate name has always been Modern Computer Systems, Inc., which Modern Computer failed to correctly record in the Commission's EDGAR database, as required by Commission rule.

Panther (CIK No. 1120372) is a dissolved Florida corporation located in Miami, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 2000. Panther is delinquent in its periodic filings with the Commission, having not

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[3] Modern Computer, Royal Casket, Schoolwurks, and South Beach were served with the OIP on April 26, Panther, on April 27, and MARX, on April 28, by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii).

[4] Respondents were advised that each Respondent that fails to file an Answer within ten days of being served with the OIP would be deemed to be in default, and the undersigned would enter an order revoking the registration of its stock. See Marex.com, Inc., Admin. Proc. No. 3-12621 (A.L.J. May 2, 2007) (unpublished).

[5] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[6] MARX's annual high was 0.01 cents; it last traded, at that price, on May 7, 2007. http://www.pinksheets.com/quote/quote.jsp?symbol=MARX (last visited May 14, 2007).

filed any periodic reports since it filed a Form 10-QSB[7] for the quarter ended November 30, 2001, which reported unaudited net losses of $96,830 for that quarter.

Royal Casket (CIK No. 1160427) is a dissolved Florida corporation located in Pompano Beach, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 2002. Royal Casket is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended September 30, 2002, which reported no revenue and net losses of $4,307 for that quarter.

Schoolwurks (CIK No. 1128726) is a Florida corporation located in Miami Beach, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 2000. Schoolwurks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended June 30, 2001, which reported total assets of $406 and a net loss of $11,266 for that quarter.

South Beach (CIK No. 1068105) is a dissolved Florida corporation located in Sarasota, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1998. South Beach is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $320,346 for the prior three quarters. As of May 1, 2001, South Beach changed its name to Global Franchise Concepts, Inc., with the Florida Secretary of State, but failed to record that change in the Commission's EDGAR database, as required by Commission rule.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

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[7] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a). Issuers' filings, such as Forms 10-K, 10-Q, 10-KSB, and 10-QSB, are publicly available on the Commission's EDGAR website.

IV. SANCTION

Revocation of the registrations of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of MAREX.COM, INC., n/k/a MAREX, INC., IS REVOKED;

the REGISTRATION of the common stock of MODERN COMPUTER SYSTEMS, INC., IS REVOKED;

the REGISTRATION of the common stock of PANTHER TELECOMMUNICATIONS CORP. IS REVOKED;

the REGISTRATION of the common stock of ROYAL CASKET DISTRIBUTION CORP. IS REVOKED;

the REGISTRATION of the common stock of SCHOOLWURKS, INC., IS REVOKED; and

the REGISTRATION of the common stock of SOUTH BEACH CONCEPTS, INC., n/k/a GLOBAL FRANCHISE CONCEPTS, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge